[SRZ LETTERHEAD]

Writer's Direct Number                                   Writer's E-mail Address
(212) 756-2131                                            george.silfen@srz.com




                                 June 21, 2010

VIA EDGAR
----------

James E. O'Connor, Esq.
Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549-0505

             Re:  Robeco-Sage Triton Fund, L.L.C.
                  Pre-Effective Amendment No. 1 to the Registration Statement On Form N-2 (File Nos. 333-165950 and 811-21472)
                  -----------------------------------------------

Dear Mr. O'Connor:

          On behalf of Robeco-Sage Triton Fund, L.L.C. (the "Fund"), transmitted for filing with the Securities and Exchange Commission (the "Commission") is Pre-Effective Amendment No. 1 to the Fund's Registration Statement on Form N-2 (the "Amendment"). The Amendment is being filed in order to respond to your comments to the Fund's Registration Statement on Form N-2 filed on April 8, 2010, by letter dated June 3, 2010, and to update certain financial and other information contained therein.

          Below, we include our responses to your comments and provide the information you requested. For your convenience, your comments are italicized, numbered and presented in summary form below and each comment is followed by our response. Capitalized terms used but not defined in this letter have the same meanings given in the Amendment.


          1. PLEASE INFORM US WHETHER YOU HAVE SUBMITTED, OR EXPECT TO SUBMIT AN EXEMPTIVE APPLICATION OR NO-ACTION REQUEST IN CONNECTION WITH THIS REGISTRATION STATEMENT.

          No exemptive applications or no-action requests have been filed or are expected to be filed.

          2. PLEASE INFORM US WHETHER FINRA HAS REVIEWED THE TERMS AND ARRANGEMENTS OF THE OFFERING.

          The Fund confirms that FINRA is in the process of reviewing the terms and arrangements of the offering. FINRA issued comments on April 19, 2010, to which the Fund responded on May 13, 2010.

                                     *  *  *  *

In addition to the foregoing, the Fund acknowledges that:

           o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

           o Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

           o The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


           The Fund believes that the foregoing responses are fully responsive to all of the Staff's comments.

           If you have any questions regarding this response or require further information, please call me at (212) 756-2131. Thank you for your assistance regarding this matter.



                                        Very truly yours,


                                        /s/ George M. Silfen, Esq.
                                        --------------------------
                                        George M. Silfen, Esq.

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